6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

VIA EDGAR

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate & Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

August 16, 2017

Re:                             Corporate Office Properties Trust

Form 10-K for the fiscal year ended December 31, 2016

Filed February 17, 2017

File No. 001-14023

Corporate Office Properties, L.P

Form 10-K for the fiscal year ended December 31, 2016

Filed February 17, 2017

File No. 333-189188

Dear Ms. Marrone:

Corporate Office Properties Trust (“COPT”) and Corporate Office Properties, L.P. (“COPLP”) are writing in response to the letter dated August 7, 2017 received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding COPT’s and COPLP’s Annual Reports on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K” or the “filing”). Our responses to the Staff’s comments appearing in the letter are set forth below. For reference, the Staff’s comments, set forth in bold font, precede the Company’s responses.

Item 9A. Controls and Procedures, page 53

1.              Please amend your filing to provide separate reports on the conclusions reached regarding the effectiveness of disclosure controls and procedures for both COPT and COPLP.

Response:

As discussed by our counsel with members of the Staff, in lieu of amending the Form 10-K we hereby confirm that our report on the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2016, which appears on page 53 of the Form 10-K, was applicable and accurate as to each of Corporate Office Properties Trust and Corporate Office Properties, L.P., individually.

Further, we hereby confirm our commitment, when providing reports on the effectiveness of disclosure controls and procedures in reports under the Exchange Act, to provide separate reports for Corporate Office Properties Trust and Corporate Office Properties, L.P.

Consolidated Statements of Cash Flows, page F-10

2.              Please tell us your basis for characterizing leasing costs paid as an investing cash flow rather than an operating cash flow, given that your primary operations consist of leasing office space to tenants.

Response:

Leasing costs paid consist primarily of commissions paid to outside brokers in connection with the execution of long-term tenant leases.  We have historically characterized such payments as cash outflows for investing activities considering the guidance provided by ASC 230-10-45-13, particularly paragraph (c), which describes as cash outflows for investing activities payments to acquire property, plant, and equipment and other productive assets.  While operating leases are not property, their acquisition is necessary to generate long-term future operating cash flows from investment properties and are the “productive assets” driving our real estate value.  We also considered the guidance in paragraph (a) of the same section, which describes as cash outflows for investing activities disbursements for loans made by the entity and payments to acquire debt instruments of other entities (other than cash equivalents and certain debt instruments that are acquired specifically for resale).  We considered this guidance relevant because the deferral requirements of ASC 840-20-25-16 originated in Statement of Financial Accounting Standards No. 91, which required the application of accounting for loan origination costs to leases.

We note that there is diversity in practice in the industry.  We considered paragraph 86 in the Basis for Conclusions in Appendix B of Statement of Financial Accounting Standards No. 95, in which the Board noted that the three categories for the characterization of cash flows are not clearly mutually exclusive and that for items at the margin, a reasonable case often may be made for alternative classifications.  We believe the transparency of our cash flow presentation permits users of our financial statements who wish to consider leasing costs as an operating cash outflow to do so.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Senior Vice President, Controller and Chief Accounting Officer, at (443) 285-5475 or you may reach me at (443) 285-5502.

Sincerely,

/s/ Anthony Mifsud
Anthony Mifsud
Executive Vice President and Chief Financial Officer

Cc:	Lorilynn Monty, Audit Partner, PricewaterhouseCoopers LLP
Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP
Gregory J. Thor, Senior Vice President, Chief Accounting Officer